

September 19, 2014

Via E-mail
Mr. Torgrim Reitan
Executive Vice President and Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

      Re: **Statoil ASA**
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed March 21, 2014
              File No. 001-15200

Dear Mr. Reitan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Business Overview

Production Volumes and Prices

Entitlement Production

1.   You present your natural gas liquids ("NGLs") combined with oil as a single aggregated figure for purposes of disclosing information related to your production quantities and average sales price. Items 1204(a) and 1204(b)(1) of Regulation S-K require the disclosure of the production and the average sales price by final product sold or produced, of oil, gas, and other products such as NGLs. The staff considers NGLs to be a separate product type under Items 1204(a) and 1204(b)(1) of Regulation S-K; therefore, if NGL production is material, figures for the annual production quantities and average

sales price of NGLs should be presented separately for disclosure under Item 1204 of Regulation S-K. To comply with Item 1204 of Regulation S-K, please revise your disclosure to provide the annual production and the average sales price by individual product type for each of the periods presented.

2.   We also note you have not provided disclosure of the production by final product type sold for fields that contain 15% or more of your total proved reserves based on oil-equivalent-barrels. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204 of Regulation S-K.

Proved Oil and Gas Reserves

3.   You present your natural gas liquids ("NGLs") combined with oil as a single aggregated figure for the purpose of disclosing information in 3.11 relating to your proved oil and gas reserves, in 3.11.1 relating to the development of your reserves, in 3.11.2 relating to the preparations of reserves estimates and in 8.1.27 relating to your oil and gas reserve quantities. Your NGLs appear to represent a significant proportion of the combined quantities of your crude oil, condensate and LPG based on the disclosure of DeGolyer and MacNaughton's independent evaluation of your reserves provided in Exhibit 15(a)(iv). The staff considers NGLs to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. FASB ASC paragraph 932-235-50-4 also requires separate disclosure of NGL reserves, if significant, in the disclosure of an entity's supplemental oil and gas information. Please revise your disclosures in each instance noted to separately present, on a disaggregated basis, your NGL reserve quantities.

Development of Reserves

4.   Please expand your disclosure to explain in more detail the overall net change in the quantities of your proved undeveloped reserves. For example, we have estimated that you had an overall change in the net quantities of your proved undeveloped reserves during 2013 of approximately 202 mmboe. However, the difference between your disclosure of the positive revisions of 457 mmboe due to the addition of proved undeveloped reserves relating to sanctioning new development projects and the 460 mmboe of proved undeveloped reserves converted to proved developed reserves does not appear to reconcile the overall change in net reserves. Please expand your disclosure and provide a narrative explanation for the material changes relating to all causes such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases or sales of mineral in place in addition to the factors already disclosed. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

5.   We note that the addition of 457 mmboe in proved undeveloped reserves due to the addition of proved undeveloped reserves relating to sanctioning new development

projects appears to represent a material addition in your proved reserves as of December 31, 2013. Please expand your disclosure to provide a discussion of the technologies used to establish the appropriate level of certainty for the material additions to your reserves as of December 31, 2013. Refer to Item 1202(a)(6) of Regulation S-K.

Operational Statistics

6. Please expand your disclosure to present the expiration dates relating to material amounts of your gross and net undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director